As filed with the Securities and Exchange Commission on January 21, 2016
Securities Act File No. 333-197119
Investment Company Act File No. 811-22978

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

☒	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐	PRE-EFFECTIVE AMENDMENT NO.

☒	POST-EFFECTIVE AMENDMENT NO. 2

AND/OR

☒	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒	AMENDMENT NO. 5

CORSAIR OPPORTUNITY FUND

(Exact Name of Registrant as Specified in Charter)

366 Madison Avenue, 12th Floor
New York, New York 10017
(Address of Principal Executive Offices)

(212) 949-3000
(Registrant’s Telephone Number, including Area Code)

Thomas Hess
Corsair Capital Management, L.P.
366 Madison Avenue, 12th Floor
New York, New York 10017
(Name and Address of Agent for Service)

Copies to:
George M. Silfen, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-197119) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding an exhibit to such Registration Statement. Accordingly, this Post-Effective Amendment No. 2 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-2. This Post-Effective Amendment No. 2 does not change the form of prospectus relating to the Registration Statement on Form N-2 previously filed with the Securities and Exchange Commission (the “SEC”). As permitted by Rule 462(d), this Post-Effective Amendment No. 2 shall become effective upon filing with the SEC.

PART C - OTHER INFORMATION

Item25.	Financial Statements and Exhibits

25(1)	Financial Statements:

The financial statements of the Registrant are included as Appendix A in Part B of the Registrant’s Registration Statement on Form N‑2, File No. 333-197119, filed on December 2, 2015.

25(2)	Exhibits

(a)(1)	Certificate of Trust, dated June 19, 2014.(1)

(a)(2)	Agreement and Declaration of Trust.(1)

(b)	By-laws of Registrant.(2)

(c)	Not Applicable.

(d)	Incorporated by reference to Exhibits (a)(2) and (b) above.

(e)	Included in Registrant’s Prospectus.

(f)	Not Applicable.

(g)	Investment Advisory Agreement between the Registrant and Corsair Capital Management, L.P. (the “Adviser”).(3)

(h)(1)	Form of Distribution Agreement between the Registrant and Foreside Fund Services, LLC (“Foreside” or the “Distributor”).(2)

(h)(2)	Form of Dealer Agreement between the Distributor and the dealers to become parties thereto.(2)

(h)(3)	Form of Distribution Plan.(2)

(i)	Not Applicable.

(j)(1)	Custody Agreement between the Registrant and UMB Bank, N.A. (the “Custodian”).(2)

(j)(2)	Rule 17f-5 Delegation Agreement between the Registrant and the Custodian.(2)

(j)(3)	Form of Special Custody Account Agreement by and among the Registrant, Goldman Sachs Execution & Clearing, L.P., the Adviser and the Custodian.(2)

(k)(1)	Administration and Fund Accounting Agreement between the Registrant and UMB Fund Services, Inc. (the “Administrator”).(2)

(k)(2)	Power of Attorney.**

(k)(3)	Escrow Agreement by and among the Registrant, the Administrator, and the Custodian.(2)

(k)(4)	Form of Expense Limitation and Reimbursement Agreement between the Registrant and the Adviser.(2)

(k)(5)	Transfer Agency Agreement between the Registrant and the Administrator.(2)

(l)(1)	Opinion and Consent of Kramer Levin Naftalis & Frankel LLP.(2)

(l)(2)	Opinion and Consent of Richards, Layton and Finger, P.A.(2)

(m)	Not Applicable.

(n)	Consent of EisnerAmper LLP, the independent registered public accountant of the Registrant.*

(o)	Not Applicable.

(p)	Agreement Regarding Provision of Initial Capital.(2)

(q)	Not Applicable.

(r)(1)	Code of Ethics of the Registrant.(2)

(r)(2)	Code of Ethics of the Adviser.(2)

(1)Previously filed as an Exhibit to the Registrant’s Registration Statement on Form N-2 (File No. 333-197119), filed June 30, 2014.

(2)Previously filed as an Exhibit to the Registrant’s Pre-Effective Amendment No.2 on Form N-2 (File No. 333-197119), filed November 12, 2014.

(3)Previously filed as an Exhibit to the Registrant’s Post-Effective Amendment No.1 on Form N-2 (File No. 333-197119), filed December 2, 2015.

*Filed herewith.

**To be filed by amendment.

Item 26	Marketing Arrangements

Not applicable.

Item 27	Other Expenses of Issuance and Distribution

The following table sets forth the estimated expense, payable by the Registrant in connection with the issuance and distribution of the securities covered by this registration statement.

All Figures are estimates
Registration Fees	$0
Blue sky fees and expenses	$32,966
Accounting fees and expenses	$63,500
Legal fees and expenses	$45,000
Printing and engraving	$20,000
Total	$161,466

Item 28.	Persons Controlled By or Under Common Control

Not Applicable.

Item 29.	Number of Holders of Securities

The following table sets forth the approximate number of record holders of the Registrant’s shares as of September 30, 2015:

Title of Class	Number of Record Holders
Shares	6

Item 30.	Indemnification

Reference is made to Article VII, Section 2 of the Registrant’s Agreement and Declaration of Trust (“Declaration of Trust”), previously filed as an Exhibit to the Registrant’s Registration Statement on Form N-2 (File No. 333-197119), filed June 30, 2014, and Section 13(a) of the Registrant’s Investment Advisory Agreement (the “Advisory Agreement”), filed as Exhibit (g) to the Registrant’s Registration Statement on Form N-2 (File No. 333-197119), filed December 2, 2015. The Registrant hereby undertakes that it will apply the indemnification provisions of the Declaration of Trust and Advisory Agreement in a manner consistent with Release 40-11330 of the Securities and Exchange Commission under the Investment Company Act of 1940, as amended (the “1940 Act”), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect.

The Registrant will maintain insurance on behalf of any person who is an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the

Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Item 31.	Business and Other Connections of Investment Adviser

Corsair Capital Management, L.P. manages investment funds and accounts that have investment programs that are substantially similar to the investment program of the Fund.

See the Section of the Registrant’s Prospectus titled “Management of the Fund” for a description of the other business, vocation or employment of the Adviser and its affiliates.

Item 32.	Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, Corsair Opportunity Fund, 366 Madison Avenue, 12th Floor, New York, New York 10017;

(2)	the Administrator, UMB Fund Services, Inc., 803 West Michigan Street, Milwaukee WI, 53233; and

(3)	the Adviser, Corsair Capital Management, L.P., 366 Madison Avenue, 12th Floor, New York, New York 10017.

Item 33.	Management Services

Except as described or in the SAI under the caption “Investment Advisory and Other Services” and “General Information,” the Registrant is not a party to any management service related contract.

Item 34.	Undertakings

The Registrant undertakes to suspend the offering of its shares until it amends its Prospectus if: (1) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the Prospectus.

The Registrant additionally undertakes, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “1933 Act”), as follows:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by Section 10(a)(3) of the 1933 Act;

(b) To reflect in the Prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any statement of additional information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 20th day of January, 2016.

CORSAIR OPPORTUNITY FUND

By:	/s/ Jay Petschek
Jay Petschek
Title: Chief Executive Officer

Pursuant to requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated.

Signature	Title	Date

/s/ Jay Petschek	Chief Executive Officer	January 20, 2016
Jay Petschek

/s/ Thomas Hess	Chief Financial Officer, Chief Compliance Officer and Trustee	January 20, 2016
Thomas Hess

/s/ Kenneth Rochlin	Trustee	January 20, 2016
Kenneth Rochlin

/s/ Gil Sadka	Trustee	January 20, 2016
Gil Sadka

EXHIBIT INDEX

Exhibits	Description

(n)	Consent of EisnerAmper LLP, the independent registered public accountant of the Registrant.